UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein are the proxy materials for the Special General Meeting of Shareholders of Mobilicom Ltd. (the “Company”) to be held on Friday, October 9, 2025, at 4:30 p.m. (Melbourne, Australia time) (the “Meeting”). For holders of American Depositary Shares (“ADS”), a record date has been set of October 7, 2025. Accordingly, ADS holders of record who hold ADSs at the close of business on October 7, 2025, will be entitled to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Special General Meeting and Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: September 17, 2025	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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